UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        PINECREST INVESTMENT GROUP, INC.
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                                (Name of Issuer)


                          Common Stock, .001 par value
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                         (Title of Class of Securities)


                                   723034 10 4
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                                 (CUSIP Number)

                           Michael Foundation, Limited
                            Parque Empresarial Forum
                                   Edificio B
                                     1.Pisso
                          Corretera, Prospero Fernandez
                              Santa Ana, Costa Rica
                                 (506) 204-7080
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 8, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723034 10 4

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Michael Foundation, Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Costa Rica

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                       7.   SOLE VOTING POWER                3,804,589
                       ---------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY           8.   SHARED VOTING POWER              0
OWNED BY EACH          ---------------------------------------------------------
REPORTING PERSON
WITH                   9.   SOLE DISPOSITIVE POWER           3,804,589
                       ---------------------------------------------------------

                       10.  SHARED DISPOSITIVE POWER         0
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Michael Foundation, Limited     3,804,589

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     Not applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.500%

14.  TYPE OF REPORTING PERSON

     CO

                                  SCHEDULE 13D

     This Schedule 13D (the "Schedule 13D") is being filed by Michael Foundation, Limited relating to shares of common stock of Pinecrest Investment Group, Inc., formerly Synthetic Flowers of America, Inc. ("Issuer").

     This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issued to Michael Foundation, Limited pursuant to: (i) a purchase under Regulation D, Rule 504 of the Securities Act of 1933, as amended, (ii) shares purchased in the open market, (iii) an Agreement for Sale and Purchase of Business Assets, (iii) a convertible line of credit arrangement and (iv) a stock dividend declared in favor of all shareholders of record as of December 31, 1999.

ITEM 1. SECURITY AND ISSUER:

     Securities acquired:   Shares of Common Stock, .001 par value per share.

     Issuer:                Pinecrest Investment Group, Inc.
                            (formerly Synthetic Flowers of America, Inc.) 1211 Tech Blvd., Suite 101
                            Tampa, FL  33619

ITEM 2. IDENTITY AND BACKGROUND:

     Pinecrest Investment Group, Inc., ("Pinecrest"), a Florida corporation (formerly Synthetic Flowers of America, Inc.) has developed new techniques in hydroponic (soil-free) farming for growing gourmet produce and medicinal quality organic plants with corporate offices at 1211 Tech Blvd., Suite 101, Tampa, FL 33619. Michael Foundation, Limited is a shareholder of Pinecrest.

          (a) Michael Foundation, Limited; a Costa Rica corporation.

          (b) Parque Empresarial Forum, Edificio B, 1.Pisso, Corretera, Prospero Fernandez, Santa Ana, Costa Rica

          (c) The principal business of Michael Foundation, Limited is as passive investors in commercial ventures such as farming.

          (d) Michael Foundation, Limited has not been convicted in a criminal proceeding during the last five (5) years;

          (e) Michael Foundation, Limited is not nor has it been during the past five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

ITEM 3. SOURCE AND AMOUNT OF FUNDS:

     The shares of Pinecrest Investment Group, Inc. were acquired by Michael Foundation, Limited pursuant to: (i) a purchase under Regulation D, Rule 504 of the Securities Act of 1933, as amended, (ii) shares purchased in the open market, (iii) an Agreement for Sale and Purchase of Business Assets, (iii) a convertible line of credit arrangement and (iv) a stock dividend declared in favor of all shareholders of record as of December 31, 1999.

ITEM 4. PURPOSE OF TRANSACTION:

     On February 11, 1999, Michael Foundation, Limited purchased 380,000 shares of common stock of the Issuer for $3,800 pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended.

     Prior to December 31, 1999, Michael Foundation, Limited purchased 328,671 shares in the open market.

     On March 2, 1999, Pinecrest entered into an Agreement for Sale and Purchase of Business Assets with Michael Foundation, Limited, for the purchase of certain hydroponics information and technology. The purchase price consisted of 2,185,000 shares of restricted common stock with a market value at that time of $1.50 per share.

     In March 1999, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited. This credit arrangement called for Michael Foundation, Limited to provide working capital for Pinecrest. This line of credit was for a total of $900,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. By the end of November, 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December, 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000. As of December 31, 1999, the shares had been issued to Michael Foundation, Limited and were being held in escrow by legal counsel for Pinecrest, the Company had received a total of $463,000 cash and carried a Subscription Receivable of approximately $437,000.

     On January 10, 2000, the Issuer's board of directors approved a 5 for 4 stock split for shareholders of record on December 31, 1999. Through this stock split, Michael Foundation, Limited received 760,918 shares that are also being held in escrow by legal counsel for Pinecrest, pending payment of the above mentioned subscription receivable.

     Michael Foundation, Limited does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Michael Foundation, Limited reserves the right to acquire or dispose of additional securities of the Issuer, if and when permitted by law to the extent deemed advisable in light of market conditions and any other relevant factor.

     Michael Foundation, Limited does not have any present plans or proposals that would result in any of the following:

          (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pinecrest or any of its subsidiaries;

          (b) any sale or transfer of a material amount of assets of Pinecrest or any of its subsidiaries;

          (c) any change in the present Board of Directors or officers of Pinecrest;

          (d) any material change in the present capitalization or dividend policy of Pinecrest;

          (e) any other material change in Pinecrest's business or corporate structure;

          (f) any change in Pinecrest's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of Pinecrest by any person;

          (g) causing a class of securities of Pinecrest to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) causing a class of securities of Pinecrest to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

          (a) As of February 8, 2000, Michael Foundation, Limited was the owner of 3,804,589 shares or 50.500% of the outstanding Common Stock of Pinecrest.

          (b) Michael Foundation, Limited has the sole power to vote and dispose of the shares that it holds.

          (c) Other than that referred to in Item 4 above.

          (d) Not Applicable.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Michael Foundation, Limited does not have an agreement, written or otherwise, with any other shareholder of Pinecrest to vote, not vote or otherwise take any action in concert with respect to his beneficial ownership in the shares of Pinecrest which he owns.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 Agreement for Sale and Purchase of Business Assets between Tillman & Associates, Inc. and Pinecrest Investment Group, Inc., dated March 2, 1999. Exhibit 1 was filed with the Issuer's Form 10-SB on February 8, 2000, which Form 10-SB is by this reference made a part hereof and incorporated herein.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


MICHAEL FOUNDATION, LIMITED


By: /s/ Simon Shaw                                    May 17, 2000
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Simon Shaw, General Manager